

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Mr. Jeff A. Stevens
Chief Executive Officer
Western Refining, Inc.
123 W. Mills Ave., Suite 200
El Paso, TX 79901

> **Re:** **Western Refining, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Filed May 10, 2010**
> **Definitive Proxy Statement**
> **Filed April 12, 2010**
> **File No. 001-32721**

Dear Mr. Stevens:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2010

Financial Statements

Note 10 – Accrued Liabilities, page 12

1.   We note your disclosure in which you explain that you revised your 2009 bonus estimate in the first quarter of 2010. Please disclose in your MD&A the reasons for this change in estimate.

Definitive Proxy Statement Filed April 12, 2010

2.   Please undertake in writing to comply with the following comments in your future filings. In addition, provide draft disclosure indicating how you intend to respond.

2009 Director Compensation, page 12

3.   We note that the vast majority of your compensation peer group consists of companies that are significantly larger than you in terms of both market capitalization and revenues. For example, Valero Energy Corp. has a market capitalization twenty times yours. Please explain the basis for determining that these companies are your peers. In this regard, we note that your determination to materially raise director compensation in 2009 was premised on the conclusion that your compensation was below the median of this group of companies.

4.   In addition, revise to disclose how your increased total director compensation now compares to this peer group on a percentile basis.

Compensation Discussion and Analysis, page 14

5.   Please explain why you use different peer groups to benchmark director and executive compensation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Mike Karney at (202) 551-3847 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director